

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2015

Via E-mail
Timothy B. Goodell
General Counsel and Secretary
Hess Midstream Partners GP LLC
1501 McKinney Street
Houston, Texas 77010

> **Re: Hess Midstream Partners LP**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 27, 2015**
> **File No. 333-198896**

Dear Mr. Goodell:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

The Partnership Agreement (provided as part of Amendment No. 1)

1.   Please address with your next amendment prior comment 1 from our letter to you dated December 9, 2014.

Exhibit 8.1 (opinion of Vinson & Elkins)

2.   The form opinion includes the following language in its penultimate paragraph: "This opinion may not be … furnished to, assigned to, quoted to or relied upon by any other person, firm or other entity, for any purpose, without our prior written consent." Please

> ask counsel to revise its opinion to eliminate any limitation on reliance. See Section III.D.1 of Staff Legal Bulletin No. 19 (CF), "Legality and Tax Opinions in Registered Offerings," October 14, 2011, which is available at http://www.sec.gov/interps/legal/cfslb19.htm. That guidance provides in pertinent part that: "As with legality opinions, any language that states or implies that the tax opinion is 'only' for the benefit of the board or the registrant, or that only the board or the registrant is entitled to rely on the opinion, is unacceptable. Investors are entitled to rely on the opinion expressed."

Exhibit 10.2 (omnibus agreement)

3.   We note the disclosure which appears in the first full paragraph on page 139 of the prospectus regarding environmental liability indemnification. Also, at page 105 of the prospectus, you disclose in part that "We are currently, and expect to continue, incurring expenses for environmental cleanup at our gas plant, logistics and storage facilities. As part of the omnibus agreement, Hess will indemnify us for certain of these expenses." Schedule I to the newly filed omnibus agreement includes information relating to environmental matters, including the responsibility of Hess Corporation for "any and all costs attributable or arising out of (i) that certain Notice of Violation … or (ii) the related Administrative Consent Agreement…" (underlining is supplied in the last two excerpts for emphasis).

Insofar as the statement in Schedule I about Hess Corporation's responsibility is provided in the disjunctive, it would appear that Hess Corporation might have the discretion to decide the costs for which it will assume responsibility. Explain to us whether this is the case. Also, if material, please provide appropriate prospectus disclosure to clarify the scope of the registrant's responsibility and any risks that it might be potentially responsible for any gaps in coverage relating to the Schedule I matters or otherwise. The Risk Factors section also should also make clear the extent of any potential coverage gaps.

Schedule III / ROFO Assets

4.   The text which appears in this schedule appears to include additional information from that which you provide in the prospectus, such as at pages 10, 127, and 135. Please ensure that the prospectus disclosure includes a complete discussion of the material terms of the subject assets in each case.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski at (202) 551-3759 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Attorney-Advisor, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: <u>Via E-mail</u>
       Brett E. Braden
       Latham & Watkins LLP